

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

September 22, 2022

Daqing Ye
Chief Executive Officer
Jianpu Technology Inc.
21/F Internet Finance Center
Danling Street, Beijing
People's Republic of China

> **Re:  Jianpu Technology Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38278**

Dear Mr. Ye:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Cover Page

1.    Please revise your definition of "China" or the "PRC" to remove the exclusion of Hong Kong and Macau from this definition.

Item 3 - Key Information
A. Our Holding Company Structure..., page 5

2.    Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how

recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3.  Revise to disclose whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

4.  Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.  Although you state the "contractual arrangements may not be as effective in providing control over these entities as direct ownership," you state nevertheless that the contractual arrangements enable you to "exercise effective control" over your consolidated affiliated entities.  You also mention here and elsewhere in your filing outside the financial statements the "economic benefits" that you receive from these arrangements.  Any references to control or benefits that accrue to you because of the variable interest entities should be limited to a clear description of the conditions that you have satisfied for consolidation of the VIEs under US GAAP.  Additionally, your disclosure should emphasize that you are the primary beneficiary of the VIE for accounting purposes, which is not akin to a parent-subsidiary relationship.  Accordingly, please remove any analogy to a parent-subsidiary relationship between your Company and the VIEs.  We note your statements on page 99.

Permissions Required from the PRC Authorities..., page 7

5.  Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

D. Risk Factors, page 21

6.  In your summary of risk factors, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

7. For each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion.

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and your listing and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Liquidity and Capital Resources, page 118

9. We note your disclosure that here and on page F-13 where you state, "Our cash and cash equivalents mainly represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted to withdrawal or use, and which have original maturities of three months or less." We also note your disclosure on pages 2, 8 and 121 regarding restrictions on cash transfers and foreign currency conversion. As such your statement appears to contradict your other disclosure in the filing. In this regard, please revise the forefront of your Liquidity and Capital Resources section and your Cash and Cash Equivalents and Time Deposits footnote in your financial statements to clearly discuss restriction on cash transfers and foreign currency exchange as noted on pages 2, 8, and 121. Also, disclose
   • the jurisdiction that holds your cash and cash equivalents and address to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;
   • how cash is transferred through your organization;
   • your intentions to distribute earnings or settle amounts owed to the parent holding company and its U.S. investors; and
   • quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.

10. We note your disclosure that you believe our current cash and cash equivalents will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. In this regard, please expand this disclosure to separately address your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the long-term (i.e., beyond the next 12 months). Please refer to guidance in Item 5 of Form 20-F.

11. We note your cash flow discussion on page 119 and 120 essentially restates cash flow line items apparent in the consolidated statements of cash flows. Please revise to provide an analysis of cash flows including a quantitative and qualitative description of the reasons underlying material changes to the extent necessary for an understanding of the company's business as a whole. We refer to guidance in Item 5 of Form 20-F.

12. We note you hold short-term borrowings. As such, please disclose information regarding your debt including but not limited to its maturity profile, currency, and interest rate. Disclose whether the debt is secured and if it includes restrictions and or covenants. We refer to guidance in Item 5 of Form 20-F.

Note 1. Nature of Operations and Reorganization
(d) Major subsidiaries, VIEs and subsidiary of VIEs, page F-8

13. We note you have a column labeled as "Percentage of direct or indirect economic interest."  Please revise to make it clear to investors which entities you consolidate through direct equity ownership versus variable interest.  It should also be clear that you do not own economic interest in your variable interest entities.

Note 2. Summary of significant accounting policies
(b) Noncontrolling interests, page F-12

14. In regard to your redeemable non-controlling interests, please address and disclose the terms and conditions under which the non-controlling interests are redeemable.  Disclose your accounting policy as it relates to how the redemption amounts are determined and how you account for potential changes in the redemption value in your financial statements. Refer to your basis in accounting literature.

General

15. Please revise to refrain from using terms such as "we" or "our" when describing activities or functions of the VIEs.

16. We note your risk factor on page 70 discussing difficulties in bringing actions and enforcing judgments against your directors and officers.  In light of the fact that one or more of your officers and directors are located in China, please revise to also include a separate Enforceability section to address the difficulty of bringing actions against these individuals and enforcing judgments against them.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Mitchell Austin, Staff Attorney, at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology